                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                       (Name of Persons Filing Statement)

               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                            FN EQUITIES JOINT VENTURE
                       (Name of Persons Filing Statement)

  PARTICIPATION INTERESTS IN NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                         (Title or Class Of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

          JOHN S. WHETZELL, PRESIDENT                   JOHN S. SIMMERS, PARTNER
     NORTHLAND COMMUNICATIONS CORPORATION              FN EQUITIES JOINT VENTURE
         1201 THIRD AVENUE, SUITE 3600                  2780 SKY PARK, SUITE 300
           SEATTLE, WASHINGTON 98101                   TORRANCE CALIFORNIA 90505
                (206) 621-1351                               (310) 326-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communication on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A
           [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to
           240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
           Securities Exchange Act Of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in box "(a)" are preliminary copies: [X]

                            Calculation of Filing Fee
       Transaction Valuation                          Amount of Filing Fee*
            $44,730,486                                        $8,946
(PROJECTED PARTNERSHIP NET CASH VALUE)

*Based on projected Registrant/Partnership net cash value.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid: $8,946

         2) Form, Schedule or Registration Statement No.: SCHEDULE 14A; COMMISSION FILE NO. 0-16065

         3)       Filing Party: REGISTRANT/PARTNERSHIP

         4)       Date Filed: DECEMBER 6, 1999

                       DOCUMENTS INCORPORATED BY REFERENCE

                             DEFINITIVE SCHEDULE 14A
                             LIMITED PARTNERS LETTER
                            NOTICE OF SPECIAL MEETING
                  (filed concurrently with this Schedule 13E-3)

                             ----------------------

                 (See following page for Cross Reference Sheet.)

                              CROSS REFERENCE SHEET
              PURSUANT TO GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3

           Item in Schedule 13E-3                         Location in Proxy Material
           ----------------------                         --------------------------
1.   Issuer and Class of Security Subject
     to the Transactions....................  ++

2.   Identity and Background................  Proxy Statement:  Information About
                                              NCP-Six--Affiliates Of NCP-Six

3.   Past Contracts, Transactions or
     Negotiations...........................  Proxy Statement:  Financial Statement--Audited
                                              Financial Statement Of Northland Cable Properties
                                              Six Limited Partnership, --Statement Of
                                              Operations--Expenses, --Financial Statement
                                              (Unaudited)--Northland Cable Properties Six
                                              Limited Partnership;  The Proposed Transaction

4.   Terms of the Transaction...............  Proxy Statement:  Summary--Summary of the
                                              Proposed Transaction; The Proposed
                                              Transaction--Payment of the Purchase Price;
                                              --Distributions to Limited Partners, -Conditions
                                              to Completion of the Transaction,

5.   Plans or Proposals of the Issuer or
     Affiliate..............................  Proxy Statement:  Summary--Summary of the
                                              Proposed Transaction; The Proposed
                                              Transaction--Distributions to Limited Partners,
                                              --Conditions to Completion of the Transaction;
                                              NCP-Six's Management's  Discussion and Analysis
                                              of Financial Condition and Results of
                                              Operations--General

6.   Source and Amounts of Funds or other
     Consideration..........................  Proxy Statement:  The Proposed
                                              Transaction--Payment of Purchase Price; Projected
                                              Cash Available from Liquidation

7.   Purpose(s), Alternatives, Reasons and
     Effects ...............................  Proxy Statement:  Summary--Reasons for the
                                              Transaction; Background and Reasons for the
                                              Proposed Transaction--Background
                                              of the Transaction, --Reasons for
                                              the Transaction; Fairness of the
                                              Transaction--Third-Party Bid
                                              Solicitation Process, --Comparison
                                              of Northland Offer to Highest
                                              Third-Party Bid; Summary--Summary
                                              of the Proposed Transaction;
                                              Summary--Consequences of a
                                              Determination by the Limited
                                              Partners Not to Approve the
                                              Proposed Amendment; Projected Cash
                                              Available from Liquidation;
                                              Conflicts of Interest; The
                                              Proposed Transaction--Payment of
                                              the Purchase Price,
                                              --Distributions to Limited
                                              Partners; Dissolution and
                                              Liquidation Consequences of the
                                              Transaction--Dissolution
                                              Procedures, -Liquidating Trust;
                                              Federal and State Income Tax
                                              Consequences

8.   Fairness of the Transaction............  Proxy Statement:  Summary--Fairness of the
                                              Transaction; Fairness of the Transaction--Our
                                              Belief as to Fairness, -Material Factors
                                              Underlying Belief as to Fairness, -Appraisal
                                              Process, Summary of Appraisals, --Third-Party Bid
                                              Solicitation Process, --Comparison of Northland's
                                              Offer to Highest Third-Party Bid

9.   Reports, Opinions, Appraisals and
     Certain Negotiations...................  Proxy Statement:  Fairness of the
                                              Transaction--Summary of Appraisals, --Third-Party
                                              Bid Solicitation Process, -Compensation and
                                              Material Relationships, -Appraisal Process,
                                              Summary of Appraisals; Projected Cash Available
                                              from Liquidation

10.  Interest in Securities of the Issuer...  Proxy Statement:  Cover Page

11.  Contracts, Arrangements or
     Understandings with Respect to the
     Issuer's Securities....................  Proxy Statement:  Dissolution and Liquidation
                                              Consequences of the Transaction--Dissolution
                                              Procedures, -Liquidating Trust

12.  Present Intention and Recommendation of
     Certain Persons with Regard to the
     Transaction............................  Limited Partners Letter; Notice of Special
                                              Meeting; Proxy Statement:  Summary--Our
                                              Recommendation

13.  Other Provisions of the Transaction....  ++

14.  Financial Information..................  Proxy Statement:  Financial Statements; Projected
                                              Cash Available From Liquidation

15.  Persons and Assets Employed, Retained
     or Utilized............................  ++

16.  Additional Information.................  Limited Partners Letter; Notice of Special
                                              Meeting; Form of Proxy; Proxy Statement

17.  Material to be Filed as Exhibits.......  Proxy Statement:  Exhibits C, D and E


---------
++Not applicable or none

Capitalized terms not expressly defined herein shall have the same meaning ascribed to them in the Northland Cable Properties Six Limited Partnership Proxy Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:

         - "Schedule 14A" means the Partnership's Definitive Schedule 14A filed concurrently herewith.

         -        "Form of Proxy" means the form of proxy forming part of
                  Schedule 14A.

         - "Limited Partners Letter" means the letter addressed to the limited partners of the Partnership forming part of Schedule 14A.

         - "Notice of Special Meeting" means the notice of special meeting of limited partners of the Partnership forming part of
                  Schedule 14A.

         -        "Partnership" means Northland Cable Properties Six Limited
                  Partnership.

         -        "Proxy Statement" means the proxy statement forming part of
                  Schedule 14A.

         -        "Units" means participation interests in the Partnership.

All of the above documents are hereby incorporated herein by this reference.

        For the purposes of responses to this Schedule 13E-3, cross references will be made to the Schedule 14A and to information under specified sections of the documents contained in the Schedule 14A.

                 -----------------------------------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

        (a) The name of the issuer is Northland Cable Properties Six Limited Partnership. Its principal executive offices are located at 1201 Third Avenue, Suite 3600, Seattle, Washington 98101.

        (b) The exact title of the security subject to this transaction is "participation interests in Northland Cable Properties Six Limited Partnership", referred to in this Schedule 13E-3 as "Units." As of November 15, 1999, there were 29,784 Units outstanding and 1,841 holders of record of the Units.

        (c) There is currently no established trading market for the Units.

        (d) Since November 15, 1997, the Partnership has made no cash distributions. The Partnership is generally restricted from paying distributions (other than for expense allocations and payment of management fees) under its credit agreement with its lender, First National Bank.

        (e) During the past three years, the Partnership has made no underwritten public offering of Units for cash which was registered under the Securities Act of 1933 (the "1933 Act") or exempt from registration thereunder pursuant to Regulation A.

        (f) Since January 1, 1997, the Partnership has repurchased an aggregate of 28 units at face value ($500/unit).


ITEM 2. IDENTITY AND BACKGROUND

        (a) - (d) This Schedule 13E-3 is filed by the Partnership, Northland Communications Corporation, and FN Equities Joint Venture.

        The Partnership is a Washington limited partnership with no directors or officers. The Managing General Partner of the Partnership is Northland Communications Corporation, a Washington corporation ("NCC"); the Administrative General Partner of the Partnership is FN Equities Joint Venture, a California general partnership ("FNEJV").

        The principal business of NCC is locating cable television systems, negotiating for their acquisition, forming limited partnerships to own the systems, arranging for the sale of limited partnership interests to investors, managing the partnerships, and liquidating partnership assets upon dissolution. NCC is a wholly-owned subsidiary of Northland Telecommunications Corporation, a Washington corporation ("NTC"). The address of the principal executive offices of each of NCC and NTC is 1201 Third Avenue, Suite 3600, Seattle, Washington 98101.

        The sole partners of FNEJV are FN Equities, Inc. ("FNE"), FN Network Partners, Ltd., a California limited partnership ("FNPL"), and John Simmers, the sole owner of FNE. The principal business of each of FNEJV and FNE is to provide services as administrative general partner of limited partnership cable television operations. The address of the principal executive offices of each of FNEJV, FNE, and John Simmers is 2780 Sky Park Drive, Suite 300, Torrance, California 90505.

        For information responsive to Items 2(a) through (d) with respect to NCC and FNEJV, see "Information About NCP-Six - Affiliates of NCP-Six" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (e) None of the persons or entities identified in response to Items 2(a) through 2(d) has, during the past 10 years, been convicted in a criminal proceeding.

        (f) None of the persons or entities identified in response to Items 2(a) through 2(d) has, during the past 10 years, been involved in any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (g) All of the persons identified in Items 2(a) through 2(d) are United States citizens. laws.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS laws.

        (a) (1)    See "Statements of Operations--Expenses" and Note "3", both under "Financial Statements--Audited Financial Statement of Northland Cable Properties Six Limited Partnership" in the Proxy Statement. See also "Statements of Operations--Expenses" under "Financial Statements (Unaudited)--Northland Cable Properties Six Limited Partnership" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to
Schedule 13E-3.

               (2) No contacts, transactions or negotiations have occurred which would be subject to this Item, except the proposed transaction described in the Proxy Statement. See "The Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (b) On September 1, 1998, NCC acquired and was distributed all of the assets of Northland Cable Properties Five Limited Partnership ("NCP-Five"), a limited partnership for which NCC served as managing general partner. The gross valuation of the transaction was $35,463,000, which included the consideration paid NCC to NCP-Five and the value of the assets distributed by NCP-Five to NCC. NCC initiated the negotiations for that acquisition.


ITEM 4. TERMS OF THE TRANSACTION

        (a) See "Summary--Summary of the Proposed Transaction," "The Proposed Transaction--Distributions to Limited Partners," and "--Conditions to Completion of the Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" of Schedule 13E-3.

        (b) Because the Managing General Partner or its affiliate will be the acquiring entity, the undivided portion of the Systems attributable to the Managing General Partner's interest in the Partnership will be distributed to the Managing General Partner in-kind, rather than sold for cash, as is the case for the other holders of the Partnership's securities. See the first paragraph under "Summary--Summary of the Proposed Transaction--Payment of the Purchase Price; Promissory Note" and the third paragraph under "The Proposed Transaction--Distributions to Limited Partners" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" of
Schedule 13E-3.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

        (a) See "Summary--Summary of the Proposed Transaction," "The Proposed Transaction--Distributions to Limited Partners," and "--Conditions to Completion of the Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" of Schedule 13E-3.

        (b) See response to Item 5(a) above. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (c) Except for the termination of the employment of Partnership employees, no change in the present management of the Partnership nor of any of the persons enumerated in General Instruction "C" to Schedule 13E-3 for whom this Item 5 applies is expected to occur in relation to, or as a result of, the proposed transaction.

        (d) See response to Item 5(a) above. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. With respect to any material change in the present dividend rate or policy of the Partnership, see the first paragraph of "NCP-Six's Management's Discussion and Analysis of Financial Condition and Results of Operations--General" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. The General Partners intend that all indebtedness of the Partnership will be repaid upon consummation of the proposed transaction. The capitalization of the Partnership will be materially altered in consequence of the proposed liquidation under the proposed transaction. The Managing General Partner does not expect any material change to occur in the present dividend rate or policy of, or indebtedness or capitalization of NCC. The Administrative General Partner does not expect any material change to occur in the present dividend rate or policy of, or indebtedness or capitalization of either FNEJV or FNE.

        (e) See response to Item 5(a) above. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (f) Upon liquidation of the Partnership pursuant to the proposed transaction, the Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"). No such events will occur with respect to the persons mentioned in Instruction C as a result of, or in relation to, the proposed transaction.

        (g) Upon liquidation of the Partnership pursuant to the proposed transaction, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the 1934 Act. No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed transaction.

        The General Partners believe that none of the activities or transactions described in Item 5 should apply to any of the individual persons described in General Instruction "C" to Schedule 13E-3.


ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        (a) See "The Proposed Transaction--Payment of Purchase Price" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (b) See "Projected Cash Available from Liquidation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. The Partnership has paid or will be responsible for paying all of the expenses described in Item 6(b).

        (c) Although NCC has had discussions with its lender concerning financing of the acquisition of the assets of the Partnership, as of November 15, 1999, no loan agreement had been signed. No definitive arrangements have been made to repay borrowings for the transaction.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

        (a) See "Summary--Reasons for the Transaction" and the first two paragraphs of "Background and Reasons for the Proposed Transaction--Background of the Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (b) See the fifth and sixth paragraphs under "Background and Reasons for the Proposed Transaction--Background of the Transaction," "--Reasons for the Transaction," and "Fairness of the Transaction--Third-Party Bid Solicitation Process" and "--Comparison of Northland's Offer to Highest Third-Party Bid," in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (c) See the responses to Items 7(a) and 7(b) above. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (d) See "Summary--Summary of the Proposed Transaction--Liquidation of the Partnership; Distributions to Limited Partners," "Summary--Consequences of a Determination By The Limited Partners Not To Approve the Proposed Amendment," "Projected Cash Available From Liquidation," "Conflicts of Interest," "The Proposed Transaction--Payment of the Purchase Price" and "--Distributions to Limited Partners," "Dissolution and Liquidation Consequences of the Transaction--Dissolution Procedures" and "--Liquidating Trust," and "Federal and State Income Tax Consequences" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.


ITEM 8. FAIRNESS OF THE TRANSACTION

        (a) See "Summary--Fairness of the Transaction" and "Fairness of the Transaction--Our Belief as to Fairness" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (b) See "Fairness of the Transaction--Material Factors Underlying Belief as to Fairness," "--Appraisal Process; Summary of Appraisals," "--Third-Party Bid Solicitation Process" and "--Comparison of Northland's Offer to Highest Third-Party Bid" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (c) The affirmative vote of limited partners holding a majority of the outstanding Units (excluding the Units held by NCC, FNEJV and either of their affiliates) is required to approve the transaction.

        (d) The Managing General Partner did not retain an unaffiliated, independent third party to act solely on behalf of the limited partners for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.

        (e) The proposed transaction has received the unanimous consent of the General Partners.

        (f) See "Fairness of the Transaction--Third-Party Bid Solicitation Process" and "--Comparison of Northland's Offer to Highest Third-Party Bid" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

        (a) The Partnership received two appraisals concerning the proposed transaction. One appraisal was performed by Daniels & Associates, L.P., and the other appraisal was performed by Communications Equity Associates. See "Fairness of the Transaction - Appraisal Process; Summary of Appraisals" in the Proxy Statement and Exhibits D and E to the Proxy Statement. The Partnership also received a report summarizing the third party bids received for purchase of the Partnership's assets. See "Fairness of the Transaction--Third-Party Bid Solicitation Process" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. No other outside experts were retained. No report or opinion concerning the fairness of the proposed transaction was prepared. The information in the Proxy Statement referred to in this Item 9(a) is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (b) (1) See response to Item 9(a) above. This information is incorporated by reference.

            (2) Daniels & Associates and Communications Equity Associates each has an internationally recognized reputation in matters concerning cable brokerage, appraisal and investment banking.

               (3) The Partnership retained Daniels & Associates and Communications Equity Associates based on the internationally recognized reputation each has in matters concerning cable brokerage, appraisal and investment banking, and based on prior transactions between each of them and the Partnership and its affiliates.

               (4) See "Projected Cash Available From Liquidation," including
Note 2 thereunder, and "Fairness of the Transaction--Compensation and Material Relationships" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

               (5) The Managing General Partner determined the amount of consideration to be paid for the assets of the Partnership. That amount is equal to the highest third party bid received for the assets, and is higher than either of the two independent appraisals of the fair market value of the assets.

               (6) See "Fairness of the Transaction--Appraisal Process; Summary of Appraisals" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (c) The appraisals of Daniels & Associates and Communications Equity Associates shall be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested holder of Units or such holder's representative who has been so designated in writing. Copies of the report are in any event being provided to all such security holders as Exhibit C to the Proxy Statement.


ITEM 10. INTEREST IN SECURITIES OF THE PARTNERSHIP

        (a) See the fourth paragraph of the cover page of the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (b) No transaction in Units was effected during the past 60 days by the Partnership or by any affiliate of the Partnership.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

        See the third paragraph of the "Dissolution and Liquidation Consequences of the Transaction--Dissolution Procedures" and "--Liquidating Trust". This information is incorporated by reference pursuant to General Instruction "D" to
Schedule 13E-3.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

        (a) With respect to the voting of Units, see the second paragraph of the cover page of the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. Under the terms of the proposed transaction, no securities are proposed to be tendered or sold.

        (b) See the next to last paragraph of the Limited Partners Letter, the third to last paragraph of the Notice of Special Meeting, and "Summary--Our Recommendation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

        (a) Dissenter's appraisal rights are not available to partners under Washington law with respect to a sale of substantially all of the Partnership's assets and subsequent liquidation. Appraisal rights will not be voluntarily accorded to dissenting partners in connection with the proposed transaction. Dissenting partners are protected under state law by virtue of the fiduciary duty of the General Partners to act with prudence in the business affairs of the Partnership on behalf of both the General Partners and the Limited Partners.

        (b) Neither the Partnership nor any affiliate has obtained or will obtain independent counsel or appraisal services at its expense for the sole benefit of unaffiliated security holders. No provision has been made to allow unaffiliated security holders to obtain access to the files of the issuer or affiliate, other than as provided by state law.

        (c) The proposed transaction does not involve the exchange of debt or any other securities.


ITEM 14. FINANCIAL INFORMATION

        (a) Required financial data and statements, both audited and unaudited, concerning the Partnership are set forth under the heading "Financial Statements" in the Proxy Statement and are organized as described below. This information is incorporated by reference pursuant to General Instruction "D" to
Schedule 13E-3.

        Financial Statements for the Years Ending December 31, 1998 and 1997 (audited) and for the nine-month period ending September 30, 1999 (unaudited):

                      Auditor's Opinion
                      Balance Sheets
                      Statements of Operations
                      Statements of Changes in Partners' Deficit
                      Statements of Cash Flows
                      Notes to Financial Statements

        (b) See "Projected Cash Available From Liquidation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

        (a) Excluding Partnership assets which are proposed to be used as consideration for the proposed transaction, which proposal is disclosed in Item 6, Partnership assets will be utilized to pay the transaction costs associated with the proposed transaction. In addition, Partnership employees provided information in connection with the appraisals by Daniels & Associates and Communications Equity Associates, and in connection with the third party bid solicitation conducted by Daniels & Associates.

        (b) No persons have been or are to be employed, retained or compensated by the Partnership or by any person on behalf of the Partnership to make solicitations or recommendations in connection with the proposed transaction.


ITEM 16. ADDITIONAL INFORMATION

        See the Notice of Special Meeting, Form of Proxy, Limited Partners Letter and Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

        (a) See Exhibit C to the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. No executed loan agreement is available at this time.

        (b) See Exhibits D and E to the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3.

        (c) Form of NCP-Six Liquidating Trust, filed as Exhibit A hereto. See response to Item ll.

        (d) Disclosure materials to be furnished to security holders are included in the Schedule 14A. This information is incorporated by reference pursuant to General Instruction "D" to Schedule 13E-3. See response to Item 16.

        (e) Not applicable. See response to Item 13(a).

        (f) No persons have been employed by the Partnership to make oral solicitations or recommendations to security holders.



                                   ---------------------------------------------

                                   SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

        Dated December 6, 1999.

                                       NORTHLAND CABLE PROPERTIES SIX
                                       LIMITED PARTNERSHIP

                                       By:  NORTHLAND COMMUNICATIONS CORPORATION
                                            Managing General Partner

                                            By: /s/ JOHN S. WHETZELL
                                                --------------------------------
                                                John S. Whetzell, President


                                            By: /s/ RICHARD I. CLARK
                                                --------------------------------
                                                Richard I. Clark, Vice President


                                       NORTHLAND COMMUNICATIONS CORPORATION

                                       By: /s/ JOHN S. WHETZELL
                                           -------------------------------------
                                           John S. Whetzell, President


                                       By: /s/ RICHARD I. CLARK
                                           -------------------------------------
                                           Richard I. Clark, Vice President


                                       FN EQUITIES JOINT VENTURE

                                       By:  FN EQUITIES, INC., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, Vice President

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                JOHN S. SIMMERS, Partner

                                       By:  FN NETWORK PARTNERS, LTD., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, General Partner




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

                           EXHIBIT A TO SCHEDULE 13E-3

                            NCP-SIX LIQUIDATING TRUST

        THIS AGREEMENT is made and entered into by and among NORTHLAND COMMUNICATIONS CORPORATION ("NCC"), as agent for the Limited Partners of NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP ("NCP-Six"), a Washington limited partnership ("Trustors"), and RICHARD I.
CLARK ("Trustee").

        1. Transfer of Property. The Trustors are contemporaneously herewith transferring to the Trustee the right to receive payment and other rights associated with that certain Promissory Note, dated ______________, 2000, in the principal amount of $3,800,000, made by NCC in favor of NCP-Six. The amount payable under said Promissory Note is subject to adjustment in accordance with its terms and the terms of that certain Proxy Statement dated ____________, 2000 (the "Proxy Statement"). This sum, together with other property which may be added to the trust created herein, shall be held, managed and distributed by the Trustee as herein provided. This trust shall be known as the NCP-Six Liquidating Trust. The purpose of the Trust shall be to hold and administer for the benefit of the beneficiaries the amounts owing to the beneficiaries in accordance with the terms of the Proxy Statement.

        2. Identification of Beneficiaries. The beneficiaries of the Trust are the limited partners of NCP-Six, whose names and whose proportionate shares of the Trust are set forth on Exhibit A.

        3. Allocation of Property. The Trustee shall allocate the property described in Article 1, and the income and expenses of the Trust, among the beneficiaries in the proportions set forth on Exhibit A.

        4. Distribution of Principal and Income. The Trustee may distribute to each Beneficiary such portion or all of such Beneficiary's share of the principal and income of the Trust at such time and in such manner as the Trustee shall determine, until the termination of the Trust. At least annually, the Trustee shall distribute to the beneficiaries any income from investments, net of any expenses of the Trust.

        5. Distribution of Principal and Termination of Trust. To the extent that each trust has not been distributed sooner, the entire balance of the Trust shall be distributed to the Beneficiaries no later than December 31, 2001.

        6. Death of Beneficiary. In the event of the death of any Beneficiary prior to that time the Beneficiary is entitled to receive a full distribution of the balance of the trust estate, any part of such trust still being held shall be distributed as the Beneficiary shall appoint by Last Will and Testament. By the foregoing, the Beneficiaries are granted a general power of appointment over the trust.

        7. Purpose of Trust. The purpose of the Trust is solely to hold and invest temporarily the proceeds attributable to Trustors from the liquidation of NCP-Six, and to make payment of any claims and/or contingent liabilities arising from the business formerly conducted by NCP-Six. The Trust is not intended to continue or engage in the conduct of the business formerly conducted by NCP-Six.

        8. Successor Trustee. In the event Trustee should die, resign, or otherwise become incapable of serving hereunder, a Successor Trustee shall be elected by a majority of the beneficiaries, voting in accordance with their respective proportionate interests in the Trust.

        9. Spendthrift Provision. Neither the income nor the principal of the trusts created hereunder, nor any portion thereof, shall be alienable by any Beneficiary, either by assignment or by any other method, and the same shall not be subject to be taken by the creditors of any such Beneficiary by any process whatsoever.

        10. Trustee's Powers. In addition to the rights, powers and authority incident to the office or required in or convenient to the trust otherwise vested in or impliedly conferred upon the Trustee, the Trustee shall have all of the rights, powers and authority with respect to the trust created hereunder provided under Washington law.



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
               10.1 Without limiting the generality of the foregoing, the Trustee is expressly authorized to:

                      (a) Determine what is principal or income, which authority shall specifically include the right to make any adjustments between principal and income for premiums, discounts, depreciation or depletion.

                      (b) To hold and retain in the same form as received any and all property transferred to Trustee for administration hereunder (and additions thereto), even though such property may not be of a nature or character authorized under the laws of the state of Washington or of any other state or jurisdiction for trust investments, or be unsecured, unproductive, underproductive, overproductive, or be of a wasting nature, or be inconsistent with the usual concepts of diversification of trust assets.

                      (c) Rely with acquittance upon advice of counsel on questions of law.

                      (d) Employ persons to advise or assist the Trustee in the performance of his duties, and to pay reasonable compensation therefore.

               10.2 Notwithstanding the foregoing, the Trustee is expressly prohibited from:

                      (a) Investing trust assets except in demand and time deposits in banks, or temporary investments such as short-term certificates of deposit or Treasury bills.

                      (b) Receiving any transfer of any listed or unlisted stocks or securities, any general or limited partnership interest, or any operating assets of a going business.

                      (c) Receiving or retaining cash in excess of a reasonable amount to meet claims and contingent liabilities.

        11. Accounting. The Trustee shall file income tax returns for the Trust as a grantor trust pursuant to Section 1.671-4(a) of the Income Tax Regulations.

        12. Delivery of Reports to Beneficiaries. Commencing on _______________, 2000 (the "Report Date"), and within thirty (30) days of each anniversary of the Report Date until the balance of the Trust shall have been distributed to the Beneficiaries, the Trustee shall distribute to the Beneficiaries annual unaudited financial information of the Trust for the preceding fiscal year of the Trust, including, without limitation, an unaudited balance sheet and statement of cash flows for such period. In addition to the foregoing, the Trustee shall, as soon as practicable after the occurrence of any event, change or transaction which materially effects either the Trust or the rights of beneficiaries under the Trust, deliver to each Beneficiary a report disclosing the event or change. The foregoing is not intended to limit the Trustee's obligations under RCW 11.100.140 or any other requirements under applicable law regarding notice and procedure for non-routine transactions.

        13. Governing Law. The validity and construction of any provision of this trust agreement shall be governed by the internal laws of the State of Washington, and this trust shall be deemed to have its status in the State of Washington.



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
        DATED __________________, 2000.


                                       TRUSTORS:


                                       NORTHLAND COMMUNICATIONS CORPORATION,
                                       agent for the Limited Partners of
                                       NORTHLAND CABLE PROPERTIES SIX LIMITED
                                       PARTNERSHIP


                                       By:
                                          --------------------------------------
                                       Its:
                                           -------------------------------------


                                       TRUSTEE:


                                       -----------------------------------------
                                       Richard I. Clark



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